E2OPEN SIGNS DEFINITIVE AGREEMENT TO BE ACQUIRED BY INSIGHT VENTURE PARTNERS

E2open Shareholders to Receive $8.60 Per Share In Cash

Transaction Valued at Approximately $273 Million

FOSTER CITY, Calif. – February 5, 2015 – E2open, Inc. (NASDAQ:EOPN) (“E2open”), the leading provider of cloud-based solutions for collaborative planning and execution across global trading networks, today announced that it has entered into a definitive merger agreement whereby Insight Venture Partners (“Insight”), a leading global private equity and venture capital firm, will acquire E2open in a transaction valued at approximately $273 million.

Under the terms of the agreement, an affiliate of Insight will commence a tender offer for all the outstanding shares of E2open common stock for $8.60 per share in cash, representing a 41% premium over E2open’s closing stock price on February 4th, 2015. The Board of Directors of E2open has unanimously approved the merger agreement and recommends that E2open shareholders tender their shares in the tender offer.  A minority portion of the equity will be provided by funds managed by Elliott Management.

Mark Woodward, President and Chief Executive Officer of E2open said, “After a comprehensive evaluation and review of strategic alternatives designed to enhance shareholder value, we are confident that this agreement represents a favorable outcome for our shareholders, providing them with immediate, substantial value. Furthermore, we are excited about the prospect of partnering with Insight Venture Partners, a firm with an established track record and deep domain expertise in software.  With the benefit of Insight’s knowledge and domain expertise, combined with the added flexibility we will have as a private company, E2open will be able to focus on long-term investment and growth, which will benefit our employees, customers and partners.”

“We are excited to support the continued growth of E2open,” said Ryan Hinkle, Managing Director of Insight Venture Partners. “We look forward to contributing our software expertise to the talented team of professionals at E2open to expand their suite of solutions, grow their customer pipeline and further advance the Company’s strategic goals.”

“E2open’s unique business network and cloud-based software solutions provide real time visibility and critical insights into some of the largest supply chains in the world,” added Ross Devor, Principal at Insight.  “We look forward to building upon E2open’s market leading position in a rapidly-changing environment.”

Upon closing, E2open will become a privately held company.  Closing of the transaction is subject to customary closing conditions, including a majority of the outstanding shares having been tendered in the tender offer and clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976.  E2open expects the transaction to close before the end of their first quarter of fiscal year 2016.

BofA Merrill Lynch is serving as financial advisor to E2open, and Wilson Sonsini Goodrich & Rosati, P.C. is acting as the Company’s legal counsel.

Willkie Farr & Gallagher LLP is serving as legal counsel to Insight Venture Partners.

Additional details about the merger agreement will be contained in a Current Report on Form 8-K to be filed by E2open with the Securities and Exchange Commission.

About E2open
E2open (NASDAQ: EOPN) is the leading provider of cloud-based, on-demand software solutions enabling enterprises to procure, manufacture, sell, and distribute products more efficiently through collaborative planning and execution across global trading networks. Enterprises use E2open solutions to gain visibility into and control over their trading networks through the real-time information, integrated business processes, and advanced analytics that E2open provides. E2open customers include Avnet, Celestica, Cisco, HP, IBM, Lenovo, L’Oreal, Motorola Solutions, Seagate, and Vodafone. E2open is headquartered in Foster City, California with operations worldwide. For more information, visit www.e2open.com.

About Insight Venture Partners
Insight Venture Partners is a leading global venture capital and private equity firm investing in high-growth technology and software companies that are driving transformative change in their industries. Founded in 1995, Insight has raised more than $9 billion and invested in more than 200 companies worldwide. Our mission is to find, fund and work successfully with visionary executives providing them with practical, hands-on growth expertise to foster long-term success. For more information on Insight and all of its investments, visit www.insightpartners.com or follow us on twitter: @insightpartners.com.

Investor Relations Contact:
Greg Kleiner, ICR
investor.relations@e2open.com
 (650) 645-6675

Forward Looking Statements

This document contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as E2open’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in E2open’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in E2open’s most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent and Acquisition Sub, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by E2open. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect E2open’s expectations as of the date of this report. E2open undertakes no obligation to update the information provided herein, except as required by law.

Additional Information and Where to Find It

The tender offer for the outstanding shares of E2open, Inc. (“E2open”) described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of E2open pursuant to the tender offer by Eagle Acquisition Sub, Corp. (“Acquisition Sub”), a wholly-owned subsidiary of Eagle Parent Holdings, LLC (“Parent”), or otherwise.  Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Parent and Acquisition Sub. In addition, E2open will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. E2open’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Acquisition Sub’s tender offer because they contain important information, including the terms and conditions of the offer. E2open’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.